June 14, 2011

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:  United States Steel Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Form 10-Q for the Fiscal Quarter Ended March 31, 2011
     File No. 001-16811

Dear Mr. O'Brien:

This letter is in response to your letter of May 31, 2011 regarding the subject filings.

United States Steel Corporation ("U. S. Steel") is pleased to voluntarily provide the following responses and information to the staff of the Securities and Exchange Commission (the "Commission"). For convenience, we have reproduced each of your comments in the order in which they appeared in your letter, and our response to each comment immediately follows it.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

1. You disclose in MD&A energy cost reductions of approximately $230 million for your Flat-rolled and $25 million for your USSE segment. In future filings please provide a discussion of the key factors contributing to the decline in your energy costs along with known trends for future periods. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

     Response:  In future filings, U. S. Steel will disclose the primary components of energy cost fluctuations to the extent energy costs represent a material period over period change. Our energy costs are primarily a function of natural gas and to a lesser extent electricity costs. Our energy exposures and strategies are more fully described under the heading Raw Materials and Energy on pages 20 through 23 of our 2010 Form 10-K. To the extent that future rate trends are known and material to our operations, we will include this information in our MD&A discussion.

Net Sales by Segment, page 61

 2. In future filings where you discuss changes in your results of operations period over period please identify the contributing factors underlying the changes. For example, you disclose the increase in sales for your Flat-rolled and Tubular segment resulted primarily from increased shipments. However, this disclosure does not address the underlying reason for the increase in shipments (i.e., new contract, customer wanting to build-up inventory, customer incentives, etc.). Refer to Section 501.04 of the Financial Reporting Codification for guidance.

     Response:  In future filings, U. S. Steel will disclose the contributing factors to material period over period changes in net sales and will continue to disclose other material factors contributing to period over period changes in our results from operations.

Financial Condition, Cash Flows and Liquidity, page 69

 3. You disclose on page 36 that your foreign operations accounted for approximately 34% of your net sales in 2010 and that you intend to indefinitely reinvest undistributed foreign earnings outside the United States. You further disclose that if you need to repatriate funds in the future to satisfy your liquidity needs, the tax consequences would reduce income and cash flow. In future filings, please disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents for the most current period presented. Refer to Item 303(a)(1) of Regulation S-K and SEC Release 33-8350 Section IV for guidance.

     Response:  In future filings, U. S. Steel will disclose the amount of our foreign cash and cash equivalents compared to our total amount of cash and cash equivalents for the most current period presented.

 4. Given the material impact that accounts receivable and inventory have on your operating cash flows, in future filings please quantify your A/R and inventory turnover ratios and disclose the underlying reasons for material changes. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

     Response:  In future filings, U. S. Steel will disclose its A/R and inventory turnover ratios and provide a general discussion of the underlying reasons for material period to period changes if any.

Form 10-Q for the Fiscal Quarter ended March 31, 2011

Receivables Purchase Agreement, page 13

 5. On page 13 you disclose that there was no activity under the Receivables Repurchase Agreement during the three months ended March 31, 2011 and 2010. However, we note the balance increased from $1,004 as of December 31, 2010 to $1,234 as of March 31, 2011. Please tell us why the balance increased given your statement that there was no activity.

    Response:  The reference to "no activity" on page 13 of our Form 10-Q
	       for the quarter ended March 31, 2011 was intended to refer to sales of accounts receivable eligible under the Receivables Purchase Agreement (RPA) from U. S. Steel Receivables (USSR), to third parties. USSR is a consolidated wholly owned entity and while no sales were made to third parties for the periods ended December 31, 2010 and March 31, 2011, we disclose the balance of receivables eligible for sale under the RPA as one measure of our liquidity. In future filings we will refer more specifically to sales to third parties rather than activity. The balance of $1,234 million as of March
	       31, 2011 and $1,004 million as of December 31, 2010 represents the accounts receivable eligible for sale to third parties under the RPA.

Results of Operations, page 24

 6. On page 85 of your 2010 Form 10-K you disclose that you manage your market risk through competitive pricing. However, we noted that cost of sales exceeded net sales for the quarter ended March 31, 2011 and you do not provide a discussion for the underlying reasons to explain why cost of sales exceeded net sales. In future filings please provide a robust discussion of material changes in line items that impact your results of operations. Refer to Sections 501.04 and .05 of the Financial Reporting Codification for guidance. Furthermore, please show us an example of your intended future disclosures that identifies the underlying reasons that caused cost of sales to exceed net sales for the quarter ended March 31, 2011.

     Response:  Total net sales exceeded cost of sales for the quarter ended
		March 31, 2011. Our cost of sales as a percentage of total net sales, including net sales to related parties, was 95%. We find it most useful to the readers of the financial statements to discuss the major cost elements that make up cost of sales in our discussion of segment results, which can be found on pages 26 and 27 of our Form 10-Q for the quarter ended March 31, 2011, rather than discussing the impact of cost of sales in total. While we believe the disclosures in the segment results section of Management's Discussion and Analysis of Financial Condition and Results of Operations in
		U. S. Steel's March 31, 2011, Form 10-Q met the requirements of Sections 501.04 and .05 of the Financial Reporting Codification, we acknowledge the Staff's reminder.

Liquidity and Capital Resources, page 30

 7. We note that accounts receivable as of March 31, 2011 increased 28% whereas sales for the quarter ended March 31, 2011 only increased 13% as compared to the quarter ended December 31, 2010. In future filings please disclose the underlying reasons for material changes that impact your liquidity. Please provide us with a sample of your intended future disclosure that explains why A/R increased 28% when sales only increased 13% as noted above. Please also tell us whether there was a material change in the aging of your A/R or in your revenue recognition policies. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

     Response: Following is a sample of U. S. Steel's intended future disclosure when the change in accounts receivable diverges significantly from the change in sales for the period. The sample disclosure is as of March 31, 2011.

               Receivables increased by $573 million, or 28%, from year-end 2010. Sales in the latter part of a quarter typically represent the majority of the receivables as of the end of the quarter. The increase in receivables at the end of the first quarter compared to year-end 2010 reflected increased average realized prices and increased shipments as a result of improving economic conditions and firm customer demand for our North American and European flat-rolled operations. Additionally, although both sales and accounts receivable increased as a result of favorable changes in foreign currency translation effects in our European operations, the month end exchange rate used for accounts receivable was higher compared to the average exchange rate used for net sales.

               There have been no material changes in our A/R aging and no changes to our revenue recognition policies in the three months ended March 31, 2011.

As requested in your letter, U. S. Steel acknowledges that it is responsible for the adequacy and accuracy of its filings; that the Commission is not foreclosed from taking action as a result of staff comments or changes in disclosure as a result of staff comments; and that U. S. Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law.

Please contact me (412-433-1166), or, in my absence, William King, Assistant Corporate Controller (412-433-5554) with any questions. With respect to any legal issues, please contact Robert Stanton, Assistant General Counsel (412-433-2877) or Jack Moran, Senior General Attorney-Corporate
(412-433-2891) directly.

Sincerely,


Gregory A. Zovko




cc: Robert M. Stanton
Assistant General Counsel